■ EX-99.1.
Changes in Affiliates (Addition)
1.	Company to be affiliated

–	Company Name: ZHANGJIGANG POHANG PORT CO., LTD (China)

–	Total Asset (KRW): 11,457,504,000

–	Total Equity (KRW): 11,457,504,000

–	Total Liabilities (KRW): –

–	Total Capital (KRW): 11,457,504,000

–	Purpose of the company: Loading and Unloading of Raw Materials and Products, Transportation Services in Harbors
2.	Name of Company Group: POSCO
3.	Reason for Addition: Incorporation of a new corporation
4.	Total number of affiliated companies after additional affiliation: 59
5.	Date of Addition: October 12, 2006
6.	Others

–	Zhangjigang Pohang Stainless Steel Co., Ltd and POSCO–China Holding Corp. which are the subsidiaries of POSCO invested 47.4% and 25% of the total investment respectively.

–	Total capital of ZHANGJIGANG POHANG PORT CO., LTD is U$11,920,000.

–	The above amount is applied with the exchange rate on Oct.12.2006 (~~W~~/$:961.20).